SOMERSET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$ 14,911
Commissions receivable	114,979
Prepaid expenses	16,028
TOTAL ASSETS	$ 145,918

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Commissions payable and accrued expenses	$ 58,765
TOTAL LIABILITIES	58,765
Stockholder's Equity	
Common stock, $1 par value, authorized, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	156,301
Retained earnings (deficit)	(70,148)
TOTAL STOCKHOLDER'S EQUITY	87,153
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 145,918

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

    Somerset Securities, Inc. (the "Company") was incorporated under the laws of the Commonwealth of Massachusetts on November 1, 1996. The Company primarily sells financial products, mostly mutual funds, variable annuities, business development corporation interests, private placements and variable life insurance. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company receives commissions and trail fees from the sales of financial products.

    The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

    The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2017, the Company has approximately $4,472 of net operating loss (NOL) carry-forward for federal income tax purposes. The resulting net prior period losses are available for future years and expire through 2031. Utilization of these losses may be severally or completely limited. There are no deferred tax assets or liabilities at December 31, 2017.

    The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue and Cost Recognition

Income from variable life insurance and annuity products are recorded on policy date. Income from mutual funds, private placements and REITs are recorded on the application date.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2017, The Company had nothing in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are held for sale in the ordinary course of business.

Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures bear no material effect on the financial statements as presented.

Commissions Receivable

No allowance for doubtful accounts has been recorded as management's evaluation deemed all commissions receivables as collectible at December 31, 2017.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," which provides new guidance on revenue recognition effective for the periods beginning after December 15, 2017. Management does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures.

NOTE 3.   COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no under-writing commitments, no contingent liabilities and had not been named as defend-ant in any lawsuit at December 31, 2017 or during the year then ended.

NOTE 4.   GUARANTEES

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

NOTE 5.   NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uni-form Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater. At December 31, 2017, the Company had net capital of $9,146 and $4,146 of excess net capital. At December 31, 2017, the Company's aggregate indebted-ness to net capital ratio was 6.43 to 1.

NOTE 6.   COMMITMENTS AND CONTINGENCIES

At December 31, 2017, the Company does not have any outstanding com-mitments or contingencies.

NOTE 7.   ADVERTISING

The Company's policy is to expense the cost of advertising as it is incurred. Advertising for the year ended December 31, 2017 is $171,600.

NOTE 8.   SUBSEQUENT EVENTS

For the financial statements, the Company evaluated subsequent events through March 16, 2018, the date which the financial statements were issued.

NOTE 9.   FAIR VALUE

The Company's financial statements are cash and cash equivalents. The rec-orded values of cash and cash equivalents approximate their fair values based on their short-term nature.

NOTE 10.   RELATED PARTY TRANSACTIONS

Under the terms of an expense sharing agreement; occupancy, overhead and administrative support expenses of the Company are paid by Somerset Wealth Strategies, LLC, a related party through common ownership, on behalf of the Company. For the year ended December 31, 2017, expenses related to the expense sharing agreement amounted to approximately $318,000, and are reported in various expenses in the Statement of Operations.